July 26, 2010

RE:          US Natural Gas Corp
Item 4.01 Form 8K
Filed April 22, 2010
File NO. 333-154799

We have reviewed the Commission’s comments regarding the Company’s 8K and responses.  Attached below are the Commission’s comments and the Company’s responses to the Commission’s comments.

1.
We note that you amended your Form 10-K for the fiscal year ended December 31, 2009 to include an audit report issued by Michael T. Studer CPA P.C. ("Studer") dated February 11, 2010 on your financial statements for the year ended December 31, 2008.

a)	Please ask your current auditor to revise its reference to the other auditors' work to ensure it is consistent with your filing.

RESPONSE:  Attached as Exhibit A hereto is a revised audit report, which contains the appropriate references to the other auditors work. The Company will file no later than Monday August 2, 2010 the attached revised audit report with the Company’s Amended 10-K for the fiscal year ended December 31, 2009.

b)
We note that Studer's report makes no reference to the error corrected in the 2008 financial statements, which are disclosed in Note K to the consolidate financial statements, and that LGG's audit planning memo indicated they were relying on the predecessor auditor and on Studer with respect to the restatement of previously issued (such as, 2008) financial statements, which appears inconsistent with its current opinion.  It should be clarified in both LGG's report and in Studer's report, if Studer audited the 2008 financial statements before the error corrections, as to which firm is taking responsibility for auditing the error corrections to the 2008 financial statements.

RESPONSE:    Studer’s report (in the 5th paragraph) does make reference to the error corrected in the 2008 financial statements. However, this paragraph refers to Note H (which was the original restatement note accompanying my report) and should refer to Note K.  Studer audited the 2008 financial statements after the error corrections.

2.
We have considered LGG's response to comments two and three in our letter dated May 5, 2010 with respect to its audit plan for the audit of your financial statements for the fiscal year ended December 31, 2009.  We also noted the restatement to your financial statements for the fiscal year ended December 31, 2008 is primarily due to errors in the timing of recording your marketable equity securities transaction and in valuing your common stock issued for services.  Please ask your auditor to explain to us why the accounting for your equity transaction was not identified as a risk in the audit when material errors were detected in the prior year.

RESPONSE:  The Company has requested from LGG a response to the Commission’s comment above and expects to have a response no later than Monday August 2, 2010.

The Company hereby confirms the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (727) 824-2800 with any other questions.
Sincerely,

/s/ Wayne Anderson

EXHIBIT A

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
US NATURAL GAS CORP (Effective March 22, 2010)
St Petersburg, Florida

In accordance with the terms and objectives of our engagement, we have audited the accompanying consolidated balance sheets of US NATURAL GAS CORP (Effective March 22, 2010) (Formally Adventure Energy, Inc.) (A Development Stage Enterprise) as of December 31, 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2009, and from inception (March 28, 2008) through December 31, 2009.  US NATURAL GAS CORP’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

The consolidated financial statements of US NATURAL GAS CORP (Formally Adventure Energy, Inc.) (A Development Stage Enterprise) as of December 31, 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows from inception (March 28, 2008) through December 31, 2008, were audited and re-audited by separate auditors whose reports dated March 26, 2009 and February 11, 2010, respectively, expressed unqualified opinions on those consolidated financial statements.  As disclosed in the notes to the consolidated financial statements, US NATURAL GAS CORP has restated its consolidated financial statements as of and from inception (March 28, 2008) through December 31, 2008 to retrospectively apply corrections to certain errors in those consolidated financial statements.  The other auditor’s report dated March 26, 2009 was issued before the retrospective adjustments.  The other auditor’s report dated February 11, 2010 was issued subsequent to the retrospective adjustments.  However, this report makes no reference to the error corrections which are disclosed in Note K to the consolidated financial statements.  Accordingly, we have assumed audit responsibility for these restatements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  US NATURAL GAS CORP is not required at this time to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of US NATURAL GAS CORP’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used, and significant estimates made by the management of US NATURAL GAS CORP, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the first paragraph of this report present fairly, in all material respects, the consolidated financial position of US NATURAL GAS CORP at December 31, 2009, and the consolidated results of its operations and its consolidated cash flows for the year ended December 31, 2009 and from inception (March 28, 2008) through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

In addition, we audited the adjustments to the 2008 consolidated financial statements to retrospectively apply certain corrections to immaterial errors in those consolidated financial statements as disclosed in Note K to the consolidated financial statements.  In our opinion, such adjustments are appropriate and have been applied properly.  We were not engaged to audit, review, or apply any procedures to US NATURAL GAS CORP’s 2008 consolidated financial statements other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form assurance on the 2008 consolidated financial taken as a whole.

The accompanying consolidated financial statements are presented assuming that US NATURAL GAS CORP will continue as a going concern.  As discussed in the notes to the consolidated financial statements, US NATURAL GAS CORP has incurred significant operating losses for the year ended December 31, 2009 and for the period from inception (March 22, 2008) through December 31, 2009 and, has insignificant revenues from natural gas and oil production, and has not commenced planned principal business operations.  In addition, US NATURAL GAS CORP’s current liabilities substantially exceed its current assets.  These factors raise substantial doubt about US NATURAL GAS CORP’s ability to continue as a going concern.  US NATURAL GAS CORP’s management plans regarding these matters are described in the notes to the consolidated financial statements.  In accordance with accounting principles generally accepted in the United States of America, the accompanying consolidated financial statements do not, at this time, include any adjustments that might result from the resolution of this significant uncertainty.

/s/ LGG & Associates, PC
Certified Public Accountants
and Management Consultants

April 15, 2010
Lawrenceville, Georgia